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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20559

                            ------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                              (Amendment No. 13)1

                              INVACARE CORPORATION
                              --------------------
                                (Name of Issuer)

                                  COMMON SHARES
                                  -------------
                         (Title of Class of Securities)

                                   461203 10 1
                                   -----------
                                 (CUSIP Number)

                                December 31, 1998
                                -----------------
             (Date of Event Which Requires Filing of this Statement)



     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

               Rule 13d-1(b)
               Rule 13d-1(C)
             X Rule 13d-1(d)


--------
1    The remainder of this cover page shall be filled out for a reporting person's initial filing on thie form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures proveded in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be "filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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-------------------------                                     -----------------
CUSIP No.     461203 10 1          13G                        Page 2 of 6 Pages
-------------------------                                     -----------------

   1.     NAMES OF REPORTING PERSOND
          I.R.S. IDENTIFICATION NO. OF  ABOVE PERSONS (ENTITIES ONLY)

          A. Malachi Mixon III
-------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) _________

                                                                   (b) _________

          Not Applicable
-------------------------------------------------------------------------------
   3.     SEC USE ONLY
-------------------------------------------------------------------------------
   4.     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------
         NUMBER OF               5.     SOLE VOTING POWER             1,612,355
           SHARES                ----------------------------------------------
        BENEFICIALLY             6.     SHARED VOTING POWER             120,477
          OWNED BY               ----------------------------------------------
            EACH                 7.     SOLE DISPOSITIVE POWER        1,612,355
         REPORTING               ----------------------------------------------
        PERSON WITH              8.     SHARED DISPOSITIVE POWER        518,876
                                 ----------------------------------------------
   9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

          2,131,231
-------------------------------------------------------------------------------
  10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*

          Not Applicable
-------------------------------------------------------------------------------
  11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          7.2%
-------------------------------------------------------------------------------
  12.     TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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Item 1(a).        Name of Issuer:

                  Invacare Corporation
                  --------------------
Item 1(b).        Address of Issuer's Principal Executive Offices:

                  One Invacare Way, Elyria, Ohio  44035
                  --------------------------------------
Item 2(a).        Name of Person Filing:

                  A. Malachi Mixon III
                  ---------------------
Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  One Invacare Way, Elyria, Ohio  44035
                  -------------------------------------
Item 2(c).        Citizenship:

                  United States
                  ----------------------
Item 2(d).        Title of Class of Securities:

                  Common Shares
                  -----------------
Item 2(e)         CUSIP Number:

                  461203 10 1
                  -----------------

Item 3: If this  statement is filed pursuant to Rules  13d-1(b),  or 13d-2(b) or
(c), check whether the person filing is a:

(a)      ____   Broker or dealer registered under Section 15 of the Act,

(b)      ____   Bank as defined in Section 3(a)(6) of the Act,

(c)      ____   Insurance Company as defined in Section 3(a)(19) of the Act,

(d)      ____   Investment Company registered under Section 8 of the Investmen
                Company Act,

(e)      ____   An investment adviser in accordance with Rule
                13-d-1(b)(1))(ii)(E),

(f)      ____   An employee  benefit plan or endowment  fund; in  accordance with Rule 13d-1(b)(1)(ii)(F),

(g)      ____  A parent  holding  company or control  person in  accordance with Rule 13d-1(b)(ii)(G),

(h)      ____  A savings association as defined in Section 3(b) of the Federal
               Deposit Insurance Act,

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(i)      ____  A church  plan  that is  excluded  from the  definition  of an investment company under Section 3(c)(14) of the Investment Company Act,

(j)      ____ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. _____

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount beneficially owned:
                  2,131,231 (1) (2) (3) (4)
                  --------------------------
(b)      Percent of class:
                  7.2%
                  --------------------------
(c) Number of shares as to which such person has:

           (i) Sole power to vote or to direct the vote            1,612,355 (1)
          (ii) Shared power to vote or to direct the vote            120,477 (2)
         (iii) Sole power to dispose or to direct the disposition
               of                                                  1,612,355 (1)
          (iv) Shared power to dispose or to direct the disposition
               of                                                518,876 (2) (3)

     Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

(1) Includes (a) 703,912 Class B Common Shares and (b) 478,370 Common Shares issuable upon exercise of options. Each Class B Common Share is convertible at any time into one Common Share.

(2) Includes (a) 7,210 Common Shares and 11,552 Class B Common Shares owned by Trustee for Stock Bonus Plan, (b) 31,715 Common Shares owned of record by the reporting person's spouse and (c) 70,000 Common Shares owned by Roundwood Capital, L.P., a limited partnership of which the General Partner is Roundcap LLC, a limited liability company. The reporting person is one of three Managers and Members of Roundcap LLC and, as such, shares investment and voting power with the other two Managers and Members and participates equally with them in a 15% carried interest in all profits of the partnership. The reporting person is also the owner of a 6.38% limited partnership interest in Roundwood Capital, L.P. The reporting person disclaims beneficial ownership of the shares owned of record by the reporting person's spouse and the shares owned by the limited partnership other than the percentage of such shares that corresponds to his partnership percentage.

(3) Includes 199,200 Common Shares owned by the trustee for a grantor retained annuity trust created by the reporting person and 199,199 Common Shares owned by the trustee for a grantor retained annuity trust created by the reporting person's spouse. The reporting person disclaims beneficial ownership of the shares held by the grantor retained annuity trust created by the reporting person's spouse.

(4) Assumes conversion of all Class B Common Shares held by reporting person into Common Shares.

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Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Not Applicable

Item 6.  Ownership of More than five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.  Identification and Classification of Members of the Group.

Not Applicable

Item 9.  Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

Not Applicable



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         February 12, 1999
                                         -----------------------
                                         (Date)


                                         /s/ A. Malachi Mixon III
                                         ------------------------
                                         (Signature)


                                         A. Malachi Mixon III, Chairman and CEO
                                         --------------------------------------
                                          (Name/Title)